Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On February 11, 2004, New Focus communicated the following announcement to its employees:

[NEW FOCUS LETTERHEAD]

To: Our Employees

From: Sandy Taylor

Date: February 11, 2004

Re: Information Regarding Your Stock Options

As you may know, the closing of the acquisition of New Focus by Bookham Technology plc is expected to take place on Monday, March 8. There will be a blackout on all option exercises beginning on Monday, March 1 and continuing through the closing of the acquisition in order to facilitate the conversion of the stock option database.

This memo is intended to summarize considerations you should weigh in determining when to exercise your stock options and whether to sell the shares acquired on that exercise. Each New Focus option that you exercise and hold prior to the option exercise blackout period will be exchanged in the acquisition for (i) $2.19 in cash and (ii) 1.2015 Bookham American depository shares (ADSs) (or Bookham ordinary shares at your election). If you wait until after the closing to exercise your option, you will be entitled to the same consideration, except that you generally will receive Bookham ordinary shares rather than ADSs and your right to receive $2.19 in cash will be used to reduce your exercise price.

•	Bookham ordinary shares are traded on the London Stock Exchange, or the LSE. Bookham ADSs are the form in which the ordinary shares trade on Nasdaq. You can sell Bookham ADSs through your regular broker, including E*Trade, however E*Trade cannot execute trades on the LSE. Bookham has arranged for a UK-based broker to facilitate the sale of your Bookham ordinary shares if you want to sell those shares at the time that you exercise your options.

•	If you plan to hold all of the Bookham ordinary shares issuable on the exercise of your options, Bookham will pay the cost to convert your ordinary shares into ADSs. You will have compensation income in an amount equal to that cost (approximately 1.5% of the value of the shares on the date of exercise).

•	Holders of options with an exercise price of $2.19 or less have special tax considerations. We will hold meetings to describe those considerations.

•	We will provide a separate memo regarding the insider trading windows for each of New Focus and Bookham.

We have scheduled employee meetings for February 23 and 24 at which we will provide you with more detailed information regarding the assumption of your New Focus options by Bookham pursuant to the acquisition and the Bookham option exercise process. If you have any questions prior to the employee meetings, please contact Stephen Beyer in Human Resources at x. 2738. Whether you should exercise your options and sell your stock depends on your personal circumstances. You should consult your financial and tax advisors.

Additional Information And Where To Find It:

On February 3, 2004, Bookham Technology plc filed Amendment No. 4 to Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.